Exhibit 21.1

Subsidiaries of EnerJex Resources, Inc.

As of December 31, 2011

Name of Subsidiary	State of Incorporation	Percentage Ownership
DD Energy, Inc.	Nevada	100%
EnerJex Kansas, Inc.	Nevada	100%
Black Sable Energy, LLC	Texas	100%
Working Interest, LLC	Kansas	100%
Rantoul Partners	Delaware	88.25%